SMARTHEAT INC.
A-1, 10, Street 7
Shenyang Economic and Technological Development Zone
Shenyang, China 110141
(86) 24-2519-7699

April 13, 2012

VIA EDGAR

John Cash
Accounting Branch Chief
Division of Corporation Finance
Mail Stop 3720
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:                          SmartHeat Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 15, 2011
Form 10-Q for the Fiscal Quarter Ended September 30, 2011
Filed November 8, 2011
File No. 001-34246

Dear Mr. Cash:

This letter responds to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 30, 2012, to SmartHeat Inc. (the “Company”) regarding the above-captioned filings of the Company. Please note that the Staff’s comments are restated below along with the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 9A.  Controls and Procedures, page 32

General

1.
We note your response to prior comment one from our letter dated March 2, 2012.  As proposed in your response, please file an amendment to your Form 10-K for the fiscal year ended December 31, 2010 to revise your conclusions as to the effectiveness of your disclosure controls and procedures and internal controls over financial reporting.  Additionally, please file an amendment to each of your Forms 10-Q for the fiscal periods ended March 31, 2011, June 30, 2011 and September 30, 2011 to revise your conclusion as to the effectiveness of your disclosure controls and procedures at each quarter end.  We remind you that the amendments must contain the complete text of the “Item” being amended and currently dated certifications that refer to the amended form.

Mr. John Cash
U.S. Securities and Exchange Commission
April 13, 2012

Response:

Concurrently with this correspondence, the Company has filed Amendment No. 2 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, to revise our conclusions as to the effectiveness of our disclosure controls and procedures and internal control over financial reporting in accordance with the Staff’s comment. Additionally, we have filed an amendment to each of our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2011, June 30, 2011, and September 30, 2011, to revise our conclusions as to the effectiveness of our disclosure controls and procedures at each quarter end in accordance with the Staff’s comment.

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 28

2.
We note your response to prior comment two from our letter dated March 2, 2012.  Please tell us why during your inventory impairment analysis, your evaluation only includes raw materials and inventory stored over one year, rather than all inventory, including inventory ordered in advance.

Response:

As disclosed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, the Company recorded provision of inventory impairment of $3.73 million for the year ended December 31, 2011, based on our assessment of increased inventory resulting from the unexpected abandonment and postponement of certain projects by our customers. Our inventory impairment analysis only included raw materials and inventory stored over one year instead of all inventory, including inventory ordered in advance, because of current market pricing trends of raw materials and management projections of sales and utility of raw materials and finished goods in inventory. As part of our impairment analysis, we performed an evaluation of raw materials stored over one year and not anticipated to be consumed, and an evaluation of potential impairment to the quality of these raw materials. Raw materials consist primarily of steel, plates and components for our products that are generally ordered two to three months in advance of anticipated production needs. Given current market pricing trends for raw materials and management projections of sales, management believes that the possibility of steel and plates in inventory, including raw materials ordered in advance of production, becoming obsolete are very remote. Accordingly, if management anticipates that raw materials in inventory can be utilized and will be consumed within the next six months through new customer orders or substitute orders, no impairment is recorded. Otherwise, provision for inventory impairment is recorded based on the age and quality of the excess and obsolete raw materials in inventory.

Mr. John Cash
U.S. Securities and Exchange Commission
April 13, 2012

Finished goods manufactured for delayed and canceled contracts that we do not expect to be reinstated and contracts for which we have been unable to find substitute customers become impaired. Certain of these finished goods held in inventory are customized and have specifications differing from features of products ordered by other customers, but we do not expect to scrap all of these finished goods for lack of future utility. Accordingly, we took a significant portion of cost as provision for canceled orders and made an analysis of whether to take a reserve for conversion costs of finished goods in inventory from canceled orders for resale to substitute customers. Management believes that we can sell most of the finished goods in inventory based on estimates of sales from orders on hand and forecasted for 2012, which include a portion of the canceled orders from 2011 that we believe will be reinstated and contracts that were partially delayed that we believe will be performed in 2012, thereby gradually consuming our increased levels of finished goods in inventory otherwise requiring impairment.

3.
We remind you that your disclosures regarding your 2011 inventory impairment charge should include a detailed discussion of how the impairment amount was determined, including the assumption used in your analysis, as well as how you determined that the fourth quarter timing of your impairment charge was appropriate.

Response:

The Company included the following disclosure in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as filed on April 2, 2012, in accordance with the Staff’s comment.

“We performed an inventory impairment assessment as of December 31, 2011, for the write-down of raw materials and finished goods in inventory. We stock inventory, consisting of raw materials and finished goods, according to projected sales and customer orders, with steel, plates and components for our products generally ordered two to three months in advance of anticipated production needs. During the first three quarters of 2011, we determined that no write-down of raw materials was required because raw materials in inventory consisted primarily of steel, for which the possibilities of becoming obsolete are very remote. The temporary financial difficulties encountered by certain of our customers in 2011 resulted in unexpected delays and abandonment of planned projects, cancelation of anticipated orders and delays in the performance of existing contracts associated with such projects. We believed that a portion of these contracts would be reinstated and performed in 2011 or 2012, and did not receive firm contract cancelations of existing contracts until the end of the third quarter in 2011. Accordingly, we performed an impairment assessment of our inventory at fiscal year-end rather than during the interim periods. As part of our impairment analysis, we performed an evaluation of raw materials stored over one year and not anticipated to be consumed, and an evaluation of potential impairment to the quality of these raw materials. If management anticipates that obsolete raw materials in inventory can be utilized and will be consumed within the next six months through new customer orders or substitute orders, no impairment is recorded. We collected information about delayed and canceled contracts and met with the affected customers to discuss their financing situation and projections of future orders. Finished goods manufactured for delayed and canceled contracts that we do not expect to be reinstated and contracts for which we have been unable to find substitute customers become impaired. We performed an evaluation of these finished goods stored over one year and recorded an impairment accordingly. We believe that a portion of the canceled orders from 2011 for PHEs and PHE Units will be reinstated and contracts that have been partially delayed will be performed in 2012, gradually consuming our increased levels of finished goods in inventory otherwise requiring impairment. We also made an analysis of whether to take a reserve for conversion costs of finished goods in inventory for resale to substitute customers. Following the completion of our impairment analysis, we recorded provision of inventory impairment of $3.73 million for 2011.”

Mr. John Cash
U.S. Securities and Exchange Commission
April 13, 2012

Should you or others have any questions or would like additional information, please contact Robert Newman, Counsel to the Company, at (212) 227-7422 or by fax at (212) 202-6055.

Very truly yours,

/s/ Jun Wang
Jun Wang
Chief Executive Officer

cc: Robert Newman, Newman & Morrison LLP